UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2007

Commission File Number: 333-98397

LINGO MEDIA INC.

______________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]          Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

Trading Symbols (TSX V:LMD; OTC BB: LNGMF)

151 Bloor St West                                       Kenzo Oriental Tower 11K

Suite 703                                                        48 Dongzhimenwai Dajie

Toronto, Ontario                                                    Dongcheng District

Canada M5S 1S4                                                 Beijing 100027 China

Tel :  416.927.7000                                               Tel:  86.10.5160.0689

Fax : 416.927.1222                                              Fax:  86.10.5160.0788

www.lingomedia.com

Form 51 – 102 F1

Management Discussion and Analysis

Second Quarter Ended June 30, 2007

(Unaudited – Prepared by Management)

August 29, 2007

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Inc. (“Lingo Media” or the “Company”) consisting of the Interim Consolidated Balance Sheets as at June 30, 2007 and the Interim Statements of Deficit, Operations,  and Cash Flows for the six months ended June 30, 2007.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this interim financial information.

2007 Second Quarter

Management Discussion and Analysis

The following management discussion and analysis is prepared as of August 29, 2007 (the “Report Date”) and should be read in conjunction with the interim financial statements for the six months ended June 30, 2007 and the Company’s annual financial statements for the year ended December 31, 2006.  These documents can be found on the SEDAR website,  www.sedar.com.

Where we say “we”, “us”, “our”, “Lingo Media“ or the ”Company“ we mean Lingo Media Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

Forward Looking Statements

This report may contain forward-looking statements, which reflect our expectations regarding the future performance, business prospects and opportunities of the Company.  Such forward-looking statements reflect our current beliefs and are based on information currently available to us.  Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future recoverability of net amounts to be realized from their assets.  Actual results, sales levels, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the geographical region in which the Company operates and its ability to augment its existing revenue streams with new revenue opportunities thereafter.

Description of Business

The Company operates two distinct reportable business segments as follows:

English Language Learning: The Company develops, publishes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school market in China.

Early Childhood Development: The Company specializes in early childhood cognitive development programs, through the publishing and distribution of educational materials along with its proprietary curriculum through its four offices in Calgary, Edmonton, Vancouver and Toronto.

English Language Learning - China:

Lingo Media earns royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese State Ministry of Education publisher on the following basis:

•

Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China;

•

Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis as their reporting systems are unable to provide quarterly sales information.  Under the Co-Publishing Agreement, Lingo Media invoices PEP on a quarterly basis at 40% of the prior six months actual sales.  PEP then provides a reconciliation of the royalty revenues for Q1 and Q2 by the end of August and for Q3 and Q4 by the end of March.

The Company invoices PEP on a quarterly basis so as to maintain a consistency in its cash flows throughout the year.  Amounts received from these invoices are recorded as unearned revenues during the respective quarter and reconciled to actual earned revenues at the end of Q2 and Q4.

Early Childhood Development - Canada:

In 2006, Lingo Media acquired a 62.33% controlling interest in A+ Child Development (Canada) Ltd. (“A +”) and subsequently, in March 2007, Lingo Media acquired an additional 8% interest, resulting in a 70.33% ownership interest.  A+ derives revenues from publishing and distribution of educational materials aimed at the early childhood market on a direct to consumer basis.  A+ has developed a proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. With Lingo Media’s established operations in Beijing, A+ plans to introduce its learning system and products to parents of pre-school children in China. Future plans also include an expansion of A+’s markets to the United States and Latin America.

Under the terms of the acquisition, Lingo Media:

i)

acquired 50.33% of the outstanding capital stock of A+ from its shareholders for the purchase price of CAD$730,000 satisfied by issuing 2,650,000 common shares of Lingo Media and paying CAD$200,000 cash;

ii)

invested CAD$150,000 in A+ for an additional 12% interest;

iii)

subsequent to the year end, in March 2007, invested a further CAD$100,000 in A+ for an additional 8% interest; and

iv)

issued an additional 3,000,000 common shares to be held in escrow for the selling shareholders of A+ subject to meeting annual earnings milestones and released over a three-year period with a maximum of 1,000,000 shares released per year;

Revenue Recognition Policy

In China, royalty revenues from sales by licensees of finished products are recognized upon the confirmation of production runs.  Royalty revenues from audiovisual products are recognized upon the confirmation of sales, and when collectibility is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Amounts received in advance of the confirmation are treated as customer deposits. Revenues from the sale of published and supplemental products are recognized upon delivery and when the risk of ownership is transferred and collectibility is reasonably assured.

In Canada, revenues from the sale of educational products are recognized at the time of delivery and when the risk of ownership is transferred and collectibility is reasonably assured.

Overall Performance

China

With in excess of 165 million copies of published titles to date, Lingo Media continues to maintain its dominant market position in the primary English language learning publishing market in China.

Lingo Media’s key customer in China, PEP, represents a significant portion of its overall revenues on an annual basis and therefore the Company’s management team in China is focused on maintaining and further advancing this relationship.

Based on the Company’s current practice of recording revenues from China, the Company does not recognize revenues from China in Q1.  In the past, the Company estimated Q1 revenues based on prior results, and reconciled the estimates to actual results provided by PEP in the next quarter.   However this practice has been revised such that only revenues based on actual sales information provided on a semi-annual basis are being recognized. Revenues from China for first six month of 2007 are $261,182 compared to $282,454 for the corresponding period in 2006.

Although the Company is in its seventh year of its co-publishing contract with PEP, Lingo Media is developing in excess of ten new programs and has launched one new program to augment its existing royalty revenue stream.

Canada

In Canada, Lingo Media earns its revenues through A+, its  subsidiary acquired effective October 1, 2006.

A+ derives revenues from publishing and distribution of educational materials aimed at the early childhood market.  A+ has developed a successful and proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. With Lingo Media’s established operations in Beijing, A+ plans to introduce its learning system and products to parents of pre-school children across China. Future plans also include an expansion of A+’s markets to the United States and Latin America.

Revenues and expenses of A+ for the six month period ending June 30, 2007 are consolidated in the operations of Lingo Media.  Lingo Media reported revenues of $1,332,329 and expenses of $1,382,405 from A+.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and growing.  The State Ministry of Education in China (MOE) is expanding its mandate for the teaching of English learning programs to students.    Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

In Canada, although the pre-school supplemental education market remains strong, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at June 30, 2007 the Company had a working capital deficiency of ($424,488) compared to a surplus of $157,189 for the period ended June 30, 2006.  Net loss for the six months ended June 30, 2007 was ($351,750) compared to a net loss of ($480,571) for the six months ended June 30, 2006.

As at June 30, 2007, the bank line of credit had an outstanding balance of $100,000. This bank facility bears interest at prime plus 2.5% per annum, is due on demand and is secured by Company’s China receivables which are, in turn, insured by the Export Development Corporation.

As of June 30, 2007, the Company’s newly acquired subsidiary A+ had a credit line of $500,000 with an outstanding balance of $370,000. This bank facility bears interest at prime plus 2% per annum and is secured by a Guaranteed Investment Certificate of $150,000 and a charge on all assets of A+.

The Company received government grants to subsidize certain expenses in the first six months of 2007.  During the period, the Company received $61,067 (Q2-2006 – $76,441) in government support, relating to the Company's publishing projects in China.

The Company had cash on hand as at June 30, 2007 of $nil, bank indebtedness of $45,107 and continues to rely on its revenues from early childhood programs, its recurring royalty stream from China and future equity and/or debt financings to fund its operations.

Results of Operations

Revenue and Margin

Lingo Media earned revenues in China and Canada as follows:

	English Language Learning	Early Childhood Development	Total
Revenue	$ 261,182	$ 1,332,329	$ 1,593,511
Cost of Sales	37,665	282,136	319,801
Margin	$ 223,517	1,050,193	$ 527,960

Revenues from China for the six months ended June 30, 2007 were $260,595 compared to $282,427 for Q2-2006. The Company continues to advance its relationship with PEP and is developing new programs to maintain and increase its royalty revenue.

In July 2006, the Company entered into a publishing agreement with Yilin Press to co-publish a Vocational English For College program in China.  In addition, the Company developed a new educational program – Lingo Kindergarten English – aimed at China’s vast pre-school market.

In 2006, Lingo Media expanded into early childhood development sector through the acquisition of A+ effective October 1, 2006. A+ derives revenues from publishing and distribution of educational materials aimed at the early childhood market.  A+ has developed a successful and proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. With Lingo Media’s established operations in Beijing, A+ will introduce its learning system and products to parents of pre-school children across China. Future plans also include an expansion of A+’s markets to the United States and Latin America.

The Company had unearned revenues of $nil as at June 30, 2007 as compared to $nil as at June 30, 2006.

Selling General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

General and administrative expenses were $770,319 during the first quarter of 2007 as compared to $178,927 for the similar period of 2006. Overall, general and administrative expenses increased due to the acquisition and consolidation of A+ operations into the financial results of Lingo Media for the first quarter of 2007.  Below is the detailed analysis of general and administrative expenses for the six months ended June 30, 2007:

Government Grants

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grants to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the quarter, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $61,067 for the first six months of 2007 (Q2-2006 – $76,441), relating to the Company's publishing projects in China.  While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $nil as compared to a gain of $3,308 during the first six months of 2006, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a substantial portion of its revenue is denominated in US dollars and Chinese Renminbi.

Interest on Debt

During the first six months period ending June 30, 2007, the Company had loans payable bearing interest at 12% (Q2-2006 - 12%) per annum.  Interest expense related to these loans for the six months period ending June 30, 2007 is $25,363.  At June 30, 2007, $592,000 plus interest  was due to those lenders.

In addition, the Company has revolving lines of credit bearing interest at prime plus 2% and 2.5% per annum. These bank facilities are supported by general security agreements, a short term investment and a charge against the Company’s accounts receivable and inventory.  Interest expense paid on the loan for the six months ended June 30, 2007 was $21,008. The outstanding balance of these loans at quarter-end was $470,000.

Amortization

The following is a summary amortization schedule:

Amortization expense includes amortization of property and equipment, development costs and acquired publishing content. The amortization charge for six months ended June 30, 2007  was $42,587 (Q2-2006 - $133,952). This represents a significant decrease over 2006 due to reduced carrying values of development costs and acquired publishing content.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During the six month period ending June 30, 2007, the Company expensed $58,483 compared to $124,649 during Q2-2006.  The reduction in this expense is primarily due to fewer stock options vested during the period as compared to 2006.

Net Loss

The Company reported a net loss of ($389,536) for the six months period ended June 30, 2007 as compared to a net loss of ($521,527) in 2006. The Company reported taxes paid of $37,786 for the six months period ended June 30, 2007 compared to taxes paid of $40,956 in 2006.  This reduction is directly related to the reduction in royalty income from PEP in China.

Summary of Quarterly Results

Liquidity and Capital Resources

As at June 30, 2007, the Company had bank indebtedness of $45,107 (Q2-2006 -  cash $50,399), short term investment of $150,000 and accounts and grants receivable of $416,672 (Q2-2006 - $520,627). The Company’s total current assets amounted to $844,521 (Q2-2006 - $681,747) with current liabilities of $1,269,009 (Q2-2006 - $524,558) resulting in a working capital deficiency of $424,488 (Q2-2006 - working capital of $157,189).

During the course of six months ending June 30, 2007, the Company received $5,000 through the exercise of stock options. The Company secured additional loans in the amount of $246,750.  As at June 30, 2007, the company had two lines of credit with a balance outstanding of $470,000. First bank facility is secured by the accounts receivable from China, which in turn are insured by the Export Development Corporation. Second bank facility is secured by a General Security Agreement and the short-term investment of $150,000.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the quarter from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants received during first six months ended June 30, 2007 were $61,067 compared to $76,441 during the same period in 2006.  This represents a significant portion of the Company’s sources of funds.

The Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans in addition to finance ongoing working capital needs resulting therefrom.  The Company has been successful in raising sufficient working capital in the past.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2007	$ 203,026
2008	277,794
2009	182,937
2010	128,409
2011	21,521

Commitments

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company will be known as Hebei Jintu Education Book Co. Ltd. (“Jintu”) to be located in Shijiazhuang, Hebei Province, China. Under the JV Agreement, Lingo Media will invest approximately CDN $365,000 (¥2,550,000 RMB) for its 51% share of Jintu. The closing is subject to regulatory approval, specifically government approval in China. Pursuant to the June 2005 agreement, as at June 30, 2007 the Company had advanced $182,520 to fund working capital needs of Sanlong through a third party and incurred $154,419 in expenditures related to pre-operating costs.  The joint venture is awaiting government approval in China.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance finance arrangements.

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

During the six months ended June 30, 2007, consulting fees of $60,000 (Q2-2006 - $60,000) were paid/accrued to a company controlled by a director of the Company in the normal course of business.  At June 30, 2007, a balance outstanding of $60,631 (June 30, 2006 - $52,420) is included in accounts payable.

During the six month period ended June 30, 2007, the Company was reimbursed $39,000 (June 30, 2006 - $15,000) from two corporations with one director in common for rent, administration, office charges and telecommunications.

Proposed Transactions

On August 24, 2007, Lingo Media completed its due diligence on Speak2Me Inc. and announced its intention to proceed with the acquisition of all of the issued and outstanding shares of Speak2Me.  The Acquisition will be completed by way of a share exchange agreement to be entered into by Lingo Media, Speak2Me and all of the shareholders of Speak2Me. The transaction is subject to: (i) the receipt of all required regulatory approvals pursuant to all applicable laws, regulations and policies; (ii) the completion of satisfactory due diligence by each of Lingo Media and Speak2Me; (iii) required approval by the shareholders of Lingo Media at an Annual and Special Meeting of shareholders of Lingo Media; (iv) compliance with all applicable laws, rules, regulations and policies of all applicable jurisdictions; and (v) completion of legal documentation to the satisfaction of each party.

If approved, the Acquisition will be by way of a share exchange agreement to be entered into between Lingo Media, Speak2Me and the Vendors on the basis of a share exchange ratio of one Post-Consolidated Common Share of Lingo Media for each 3.975 shares of Speak2Me.  In connection with the Acquisition, it is anticipated that an aggregate of approximately 4,500,000 Post-Consolidated Common Shares of Lingo Media will be issued in favour of the Vendors.  As part of the Acquisition all outstanding Speak2Me warrants will be exercised or cancelled prior to the close of the Acquisition.

Lingo Media also proposed to consolidate its common shares on a one-for-seven basis. The proposal will be put forward for approval by special resolution of the shareholders at Lingo Media's Annual and Special Meeting of Shareholders.  There are currently 32,794,103 common shares outstanding and 4,155,170 options that are exercisable into an equivalent number of common shares. If approved, the consolidation will reduce the number of common shares outstanding to approximately 4,684,872 common shares (or 5,278,468 if all outstanding options were exercised).

Additional Disclosure

Development Costs

Development Costs consist of the following:

	June - 2007	Dec - 2006
Cost	$ 1,679,287	$ 1,646,446
Less: Accumulated Amortization	(1,430,150)	(1,303,138)
	$ 349,137	$ 343,308

Acquired Publishing Content

Acquired Publishing Content consists of the following:

	June - 2006	Dec - 2006
Cost	$ 353,349	$ 353,349
Less: Accumulated Amortization	(353,349)	(353,349)
	$ -	$ -

Property and Equipment

Property and Equipment consist of the following:

	June - 2006	Dec - 2006
Cost	$ 176,409	$ 176,409
Less: Accumulated Amortization	(106,878)	(99,105)
	$ 69,531	$ 77,304

Disclosure of Outstanding Share Data

Common Shares outstanding as at August 29, 2007

32,794,103

Stock Options outstanding to purchase Common Shares

  4,155,170

There are no other dilutive securities of the Company outstanding at June 30, 2007.

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators). These responsibilities include: (i) designing the Company’s disclosure controls and procedures, or causing them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period during which the annual filings are being prepared; and (ii) evaluating the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in this MD&A their conclusions about the effectiveness of the disclosure controls and procedures based on such evaluation. In connection therewith, a Disclosure Committee has been established and has developed procedures to oversee the Company’s disclosure practices.

Lingo Media’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2006 in providing  reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Internal Controls over Financial Reporting

The Company’s Chief Executive Officer and Chief Financial Officer are also responsible for establishing and maintaining internal control over financial reporting (as required by Multilateral Instrument 52-109). These responsibilities include: (i) designing the Company’s internal control over financial reporting, or causing it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (ii) causing the Company to disclose in this MD&A any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Internal control over financial reporting should include policies and procedures that establish, among others, the following items:

•

Maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•

Reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;

•

Receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and

•

Reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect is statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and the Chief Financial Officer, carried out an assessment of the design of the Company’s internal controls over financial reporting and concluded that the following weaknesses existed as at December 31, 2006 and required disclosure. These items have been reported to the Audit Committee and the Board of Directors, and the remedial actions described below have been mandated by the Board.

Policies and Procedures

The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management’s substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company assigned dedicated staff to formulate a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a comprehensive set of policies and procedures. The completion of documentation and implementation of the initiative will continue in 2007.

Segregation of Duties

Due to resource constraints, the Company is reliant on the performance of compensating procedures during its financial close process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These compensating controls include:

•

Review of all balances and reconciliations;

•

Review of bank registers and disbursement details in risk locations; and

•

Analytical review and analysis of performance against expectations.

During 2006, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

•

Improved budgetary controls; and

•

Strengthened technical expertise in the accounting and finance areas of the organization;

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate one segment of our business in China, and a substantial portion of our operating expenses and development expenditures are in Canadian dollars, whereas our revenue (current and potential) from co-publishing agreements are, and will be, primarily in US dollars.  A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the US dollar could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies, as they are not material at this time.

Other Risks and Uncertainties

If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected.

We have not generated significant revenue to date in China or in Canada nor can we be assured of generating significant future revenues.

The Company continues to pursue its China Expansion Plan.  There can be no assurance that any of the discussions or negotiations currently underway will lead to an executed transaction or mutually agreeable business arrangements.

We may not achieve our projected China Expansion Plan in the time frames we announce and expect.

If we cannot raise additional capital on acceptable terms, we may be unable to complete our China Expansion Plan.

If we are unable to protect our intellectual property rights in China, our competitors may develop and market products with similar features that may reduce demand for our products.  It is nonetheless, difficult at best to protect your intellectual property rights in China.

If our major customer and manufacturer/distributor of our products in China fails to devote sufficient time and resources to our business, or if their performance is substandard, our revenues will be adversely affected.

We currently have a single key customer in China that represents over 56% (2005: 95%) of the Company’s overall revenues.

We have no experience in directly distributing our products in China and no internal capability to do so yet.

We have and will continue to establish collaborative relationships, and those relationships may expose us to a number of other unidentifiable risks.

If we are unable to retain key personnel and hire additional qualified sales and marketing, and other personnel, we may not be able to successfully achieve our goals.

We have international operations that expose us to additional business risks.

We may incur losses associated with foreign currency fluctuations.

Competition in the educational publishing industry is intense, and if we fail to compete effectively our financial results will suffer.

Our share price may be volatile, and an investment in our common shares could suffer a decline in value.

Future sales of common shares by us or our existing shareholders may cause our stock price to fall.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA INC.

September 14, 2007

BY:  "Michael Kraft"

President and Chief

  Executive Officer